Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

August 10, 2010

Contact: Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Barclays Launches Eight New iPath® Exchange Traded Notes Linked to US Treasury Futures Indices

New iPath® ETNs allow investors to express views on the shape of the US Treasury yield curve

New York, NY (August 10, 2010) – Barclays Bank PLC announced that today is the first day of trading for eight new iPath Exchange traded Notes (ETNs) on the NYSE-Arca stock exchange. These are the first iPath® ETNs that provide exposure to fixed income strategies.

The following are the new ETNs and their exchange ticker symbols:

•	iPath® US Treasury Steepener ETN (STPP)

•	iPath® US Treasury Flattener ETN (FLAT)

•	iPath® US Treasury 2-year Bull ETN (DTUL)

•	iPath® US Treasury 2-year Bear ETN (DTUS)

•	iPath® US Treasury 10-year Bull ETN (DTYL)

•	iPath® US Treasury 10-year Bear ETN (DTYS)

•	iPath® US Treasury Long Bond Bull ETN (DLBL)

•	iPath® US Treasury Long Bond Bear ETN (DLBS)

“The new ETNs allow investors to take a view on whether the yield curve will steepen or flatten or if specific yields might increase or decrease,” said Philippe El-Asmar, Managing Director, Head of Investor Solutions at Barclays Capital. “This launch underscores our commitment to expanding the iPath ETN platform in the US and providing investors with innovative investment solutions across all asset classes. The ETN market in the US has grown tremendously since it launched in 2006 with over $10 billion assets currently under management in ETNs.”

These eight new iPath® ETNs are senior, unsecured, unsubordinated debt securities of Barclays Bank PLC.

iPath® ETNs are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees. Subject to the requirements described in the applicable prospectus, the securities can be sold in the secondary market during trading hours at market prices, and may typically be redeemed in at least 50,000 units on a daily basis directly to the Issuer1.

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The issuer may, from time to time, in its sole discretion, reduce, in part or in whole, the typical minimum redemption amount of 50,000 units. Any such redemption will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

The prospectuses can be found on EDGAR, the SEC website at: www.sec.gov, as well as on the product website at www.iPathETN.com.

Barclays Bank PLC is the issuer of iPath ETNs and Barclays Capital Inc. is the issuer’s agent. BlackRock’s broker dealer affiliate, BlackRock Fund Distribution Company, engages in the promotion of iPath ETNs to intermediaries.

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs nearly 147,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

iPath ETNS

For further information about the iPath ETNs go to: http://www.iPathETN.com.

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An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the Securities.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of the Barclays Capital US Treasury 2Y/10Y Yield Curve IndexTM is subject to risks associated with fluctuations, particularly a decline (or, in the case of iPath ETNs inversely linked to the performance of the index, an increase) in the value of the index. The market value of the ETNs may be influenced by many unpredictable factors.

There is no guarantee that the index level will decrease or increase by 1.00 point for every 0.01% decrease or increase, respectively, in the difference between the 2-year yield and the 10-year yield. Market prices for 2-year and 10-year Treasury futures contracts may not capture precisely the underlying changes in the 2-year yield and the 10-year yield. The index calculation methodology uses the mathematical approximation of modified duration, which has certain limitations in approximating the relationship between Treasury note prices and yields. Additionally, the index’s weights are rebalanced on a monthly basis only and such weightings may not be optimal on any given index business day. For a description of additional risks of investing in the ETNs, see “Risk Factors” in the applicable prospectus.

An investment in iPath ETNs linked to the performance of any of the Barclays Capital 2Y US Treasury Futures Targeted Exposure Index TM, the Barclays Capital 10Y US Treasury Futures Targeted Exposure IndexTM or the Barclays Capital Long Bond US Treasury Futures Targeted Exposure IndexTM is subject to risks associated with fluctuations, particularly a decline (or, in the case of iPath ETNs inversely linked to the performance of any of such indices, an increase) in the value of the respective index. The market value of the ETNs may be influenced by many unpredictable factors.

There is no guarantee that the respective index level will increase or decrease by 1.00 point for every 0.01% decrease or increase, respectively, in the 2-year, 10-year or Long-Bond yield, as the case may be. Market prices for 2-year, 10-year or Long-Bond Treasury futures contracts may not capture precisely the underlying changes in the 2-year, 10-year and Long-Bond yields, respectively. The index calculation methodology uses the mathematical approximation of modified duration, which has certain limitations in approximating the relationship between Treasury note prices and yields. Additionally, the index’s weights are rebalanced on a monthly basis only and such weightings may not be optimal on any given index business day. For a description of additional risks of investing in the ETNs, see “Risk Factors” in the applicable prospectus.

“Barclays Capital US Treasury 2Y/10Y Yield Curve IndexTM”, “Barclays Capital 2Y US Treasury Futures Targeted Exposure IndexTM”, “Barclays Capital 10Y US Treasury Futures Targeted Exposure IndexTM” and “Barclays Capital Long Bond US Treasury Futures Targeted Exposure IndexTM” are trademarks of Barclays Bank PLC.

© 2010 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE